Dechert Price & Rhoads
                       1500 K Street, N.W.
                     Washington, D.C.  20005




                        October 25, 1995




Templeton Smaller Companies Growth Fund, Inc.
700 Central Avenue
St. Petersburg, Florida  33701

Dear Sirs:

          As counsel for Templeton Smaller Companies Growth Fund, Inc. (the "Fund") during the fiscal year ended August 31, 1995, we are familiar with the registration of the Fund under the Investment Company Act of 1940 (File No. 811-3143) and with the registration statement relating to its shares of common stock (the "Shares") under the Securities Act of 1933 (File No. 2-70889). We have also examined such other corporate records, agreements, documents and instruments as we deemed appropriate.

          Based upon the foregoing, it is our opinion that the 15,371,611 Shares sold at the public offering price and delivered by the Fund against receipt of the net asset value of the Shares during the Fund's fiscal year ended August 31, 1995 were duly and validly authorized, legally and validly issued, fully paid, and non-assessable.

          We consent to the filing of this opinion in connection with the Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940 for the fiscal year ended August 31, 1995 to be filed on behalf of the Fund with the Securities and Exchange Commission.

                                   Sincerely,

                                   /s/DECHERT PRICE & RHOADS
                                   Dechert Price & Rhoads